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January 29, 2008

VIA EDGAR AND HAND DELIVERY

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

RE:	Oracle Healthcare Acquisition Corp.

Registration Statement on Form S-4

Amendment No. 1 filed January 10, 2008

File No. 333-147857

Dear Mr. Riedler:

On behalf of Oracle Healthcare Acquisition Corp. (“Oracle”) and Precision Therapeutics, Inc. (“PTI”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), which comments were furnished by your letter dated January 23, 2008 (the “Staff Letter”). In response to the Staff Letter, we are filing, on behalf of Oracle, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement with the Commission today.

To facilitate the Staff’s review, we have set forth below the comments contained in the Staff Letter and, in italics set forth immediately following each comment, our responses thereto. In addition, we have marked Amendment No. 2 submitted herewith against Amendment No. 1.

Form S-4

General

1.	We note your responses to comments 1 and 2. Please note that you are still required to comply with Items 18 and 19 of Form S-4, to the extent applicable.

Oracle and PTI note the Staff’s comment. In addition, in response to the Staff’s comment, PTI has revised the disclosure appearing on page 156.

NEW YORK            WASHINGTON, DC            PARIS            LONDON             MILAN            ROME            FRANKFURT         BRUSSELS

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 29, 2008

2.	We are still considering your response to comment 30 in light of your pending request for confidential treatment. Comments, if any, on your request for confidential treatment will be provided in a separate letter. All outstanding comments with respect to the confidential treatment request must be resolved prior to requesting acceleration of effectiveness.

Oracle and PTI note the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of PTI

Critical Accounting Policies and Significant Estimates

Stock-based Compensation, page 165

3.	We acknowledge your response to prior comment 28. Based on your disclosure on page 166 it appears that independent appraisals performed in 2006 and 2007 were used in determining the fair value of your common stock and that you are relying on these third party valuations. Please identify the independent valuation consultant(s) that prepared the valuations and file their consent(s) in the registration statement.

In response to the Staff’s comment, PTI has revised the disclosure appearing on page 165 to remove all references to independent appraisals.

4.	We acknowledge your response to prior comment 29. Given that the valuation metrics used to value a company are material to investors, please disclose the following information:

•	The range of revenue market multiples of comparable companies and the revenue market multiples that Precision Therapeutics selected to determine their terminal value as previously requested.

In response to the Staff’s comment, PTI has revised the disclosure appearing on page 168.

•

The range of enterprise value to revenue multiples of comparable companies and the enterprise value to revenue multiples that Precision Therapeutics selected to determine their valuation as previously requested.

In response to the Staff’s comment, PTI has revised the disclosure appearing on pages 168-169.

•

The qualitative factors considered in determining the 35% discount for lack of marketability. Please also disclose how these qualitative factors were used to adjust the amount of the discount for lack of marketability determined quantitatively.

In response to the Staff’s comment, PTI has revised the disclosure appearing on page 168.

•

The factors considered in determining a term of 10 years in the hypothetical “put option” model for the remains private scenario given that Precision Therapeutics previously filed a registration statement. Please also tell us why a term of 10 years is reasonable.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 29, 2008

In response to the Staff’s comment, PTI supplementally advises the Staff that, as discussed via telephone conference with Gustavo Rodriguez and Donald Abbott on January 25, 2008, the discount for lack of marketability was only applied in the context of the “remains private” scenario, which assumed that PTI remain private indefinitely. As a result, PTI concluded that ten years was an appropriate term to use in the put option model. PTI has revised the disclosure appearing on pages 166-170 to further clarify that the discount for lack of marketability was only applied in the valuations for the “remains private” scenario. PTI has elected not to expand the disclosure to include information regarding the put option model because (i) it was only used as a confirmatory tool to test the appropriateness of the 35% discount for lack of marketability, which was derived based on subjective factors, and (ii) PTI respectfully submits that such information would not be meaningful to investors.

•

Disclose how the 35% discount for lack of liquidity is appropriate in light of the significant restrictions on the transfer of Precision Therapeutics common stock as we requested in our original comment.

In response to the Staff’s comment, PTI has revised the disclosure appearing on page 168.

Oracle Healthcare Acquisition Corp. Financial Statements

Notes to Financial Statements, page F-31

5.	We acknowledge your revisions on page F-33 in response to prior comment 38 however your disclosure does not clarify your basis for the presentation of net income allocable to common shareholders not subject to possible conversion and related per share amounts. Please provide this disclosure as previously requested including authoritative accounting literature that supports your presentation.

In response to the Staff’s comment, Oracle has revised the Statement of Operations appearing on page F-28 and the Condensed Statements of Operations appearing on page F-37, as well as the disclosure appearing on pages F-32 and F-42.

*    *    *    *    *

Please note that, in addition to the changes made in response to the Staff’s comments, we have also made certain changes relating to the amendment on January 24, 2008 of the Agreement and Plan of Merger with respect to the merger transaction (the “Merger”) described in Amendment No. 2, pursuant to which amendment the price of Oracle’s common stock for purposes of calculating the exchange ratio for PTI’s common stock was fixed at $7.90 per share. See, e.g., “SUMMARY—Terms of the Merger Agreement” commencing on page 13 of Amendment No. 2.

Your prompt attention to Amendment No. 2 and the responses herein would be greatly appreciated. Oracle and PTI would like to be in a position to disseminate the prospectus/proxy statement relating to the Merger, and to conduct the related meeting of Oracle’s stockholders, as soon as reasonably practicable.

Mr. Jeffrey Riedler

Securities and Exchange Commission

January 29, 2008

Please direct any questions or comments regarding this filing to the undersigned at 212-728-8647 or to William H. Gump of this office at 212-728-8285.

Very truly yours,

/s/ A. Mark Getachew
A. Mark Getachew

Enclosures

cc:	Oracle Healthcare Acquisition Corp.

Precision Therapeutics, Inc.

William H. Gump, Esq.

Darren K. DeStefano, Esq.